[Letterhead of American Bank Incorporated]

October 13, 2005

VIA EDGAR AND FACSIMILE

Donald Walker

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	American Bank Incorporated
Form 10-KSB for the Fiscal Year Ended December 31, 2004

Dear Mr. Walker:

In response to the letter from the Securities and Exchange Commission (the “Commission”) to Mark W. Jaindl, President and Chief Executive Officer of American Bank Incorporated (the “Company”), dated September 28, 2005 (copy enclosed by facsimile), set forth below are the Company’s responses to the letter from the Commission.

1. We will revise our future filings in response to the comment.

2. We will revise our future filings in response to the comment.

3. We analyze our security portfolio for Other than Temporary Impairment (“OTTI”) on a monthly basis. We consider various factors in our determination, including the guidance provided in FASB #115 and SAB Topic 5:M. We consider the amount of decline in market value, the cause of the decline (changes in interest rates, changes in credit quality or both), the likelihood and timing of market value recovery and our intent and ability to hold the investment until such expected recovery. If we determine that an OTTI exists we write down the investment and recognize the impairment loss through current earnings.

In determining the cause of a decline in market value we consider interest rate environment changes and credit quality changes. For changes in credit quality we consider factors specific to the issuer, including whether the financial condition of the issuer has deteriorated, factors affecting the industry of the issuer and factors affecting the economy as a whole. Both issuers of the securities we own are currently rated AA by two major rating agencies. Because of this high credit rating we do not consider credit quality to be a factor in the decline in market value of these securities.

Donald Walker

October 13, 2005

With regards to declines in market value caused by changing interest rates we consider overall changes in the interest rate environment generally as well as specific to the security being analyzed. When applicable and available we utilize analysis from third parties such as market analysts.

With regards to FNMA Series F and FHLMC Series M we note that these securities reprice every two years and the dividend rate is based upon the two year Treasury note. We believe that even though these are preferred stock issues, the market prices them much like a debt security and as such, the market value is based upon the current dividend rate and the market yields of long term debt securities of similar credit quality. We note the significant recovery in market value that FHLMC Series M security realized at reset on March 31, 2005 as strong evidence that supports our belief that the decline in market is the result of changes in interest rates and further that the decline is temporary and can reasonably be expected to fully recover as interest rates increase and the economic cycle progresses.

Impairment Determination Specific to FNMA Preferred Stock-Series F

Federal National Mortgage Association - Series F Non-cumulative Preferred Stock

CUSIP 313586703

Par value: $50.00

Issue date: March 20, 2000

Original dividend rate: 6.295%

Purchase date: April 18, 2000

Purchase price: $50.06

Dividend rate resets on March 31, 2002 and every two years thereafter at the two-year U. S. Treasury CMT minus 16 basis points.

Dividends received on this security qualify for the Dividends Received Deduction (“DRD”) for Corporate Income tax reporting.

The issue is callable in whole or in part on every dividend reset date at par.

Amortized cost December 31, 2004	$1,005,117
Market value December 31, 2004	722,737
Market price December 31, 2004	36.14

Amortized cost March 31, 2005	1,005,101
Market value March 31, 2005	742,813
Market price March 31, 2005	37.14

Amortized cost June 30, 2005	1,005,090
Market value June 30, 2005	734,783
Market price June 30, 2005	36.74

Donald Walker

October 13, 2005

We determined that this security was not other than temporarily impaired at December 31, 2004, March 31, 2005 and June 30, 2005. We determined that the decline in market value was a direct result of (1) decreasing market rates of interest in general; and (2) the level of the two-year Treasury note and the shape of the Treasury yield curve in particular. As noted above this security qualifies for DRD treatment for income tax purposes, which has a significant impact on market value. The DRD increases the current yield by a factor of 1.36 times to determine the tax equivalent yield. Also important to the analysis is the relative shape of the yield curve, as the steeper the curve the lower the market value of the security. Schedule 1 shows the specific data we considered in evaluating this security at the respective measurement dates. We found that the level of interest rates and the shape of the yield curve have significant impact on the market value of this security. We believe that the changing economic cycle is the reason for the decline in market value of this security and we further believe the market value will recover as this economic cycle progresses and interest rates and the Treasury yield curve returns to more normal levels and shape. We believe that the market is pricing this security at a current yield level of 6.00% to 6.50% on a taxable equivalent basis, which is achieved when the two-year Treasury note is between 4.57% and 4.90%. These are levels that can reasonably be expected to be achieved in the current rising interest rate environment. We believe that the shape of the yield curve is also important to the market value of this security. A spread of 50 basis points or less between the ten-year note and the two-year note makes this security an attractive investment and will be reflected in market pricing. This spread relationship can also be reasonably expected to occur in this economic cycle.

We expect that this change in interest rates and yield curve shape will result in recovery of market value to equal or exceed our cost basis. Further we have the ability and intent to hold this security until the expected recovery occurs during the current economic cycle.

We also considered the attached analysis prepared by FTN Financial Capital Markets regarding this particular security. The result of their analysis is that there is a strong correlation between the level of interest rates and the shape of the yield curve and the market value of this security. They concluded that this security can reasonably be expected to fully recover its market value as interest rates recover from their historic lows and the shape of the yield curve flattens to a more traditional level.

Donald Walker

October 13, 2005

Impairment Determination Specific to FHLMC Preferred Stock-Series M

Federal Home Loan Mortgage Corporation - Series M Non-cumulative Preferred Stock

CUSIP 313400780

Par value: $50.00.

Issue date: January 26, 2001.

Original dividend rate: 4.817%.

Purchase date: March 2, 2001

Purchase price: $49.95

Dividend rate resets on March 31, 2003 and every two years thereafter at the two-year U. S. Treasury CMT plus 10 basis points.

Dividends received on this security qualify for the Dividends Received Deduction (“DRD”) for Corporate Income tax reporting.

The issue is callable in whole or in part on every dividend reset date at par.

Amortized cost December 31, 2004	$999,473
Market value December 31, 2004	760,475
Market price December 31, 2004	$38.02

Amortized cost March 31, 2005	999,476
Market value March 31, 2005	850,532
Market price March 31, 2005	42.53

Amortized cost June 30, 2005	999,480
Market value June 30, 2005	845,528
Market price June 30, 2005	42.28

We determined that this security was not other than temporarily impaired at December 31, 2004, March 31, 2005 and June 30, 2005. We determined that the decline in market value was a direct result of (1) decreasing market rates of interest in general; and (2) the level of the two-year Treasury note and the shape of the Treasury yield curve in particular. As noted above this security qualifies for DRD treatment for income tax purposes, which has a significant impact on market value. The DRD increases the current yield by a factor of 1.36 times to determine the tax equivalent yield. Also important to the analysis is the relative shape of the yield curve, as the steeper the curve the lower the market value of the security. Schedule 2 shows the specific data we considered in evaluating this security at the respective measurement dates. We found that the level of interest rates and the shape of the yield curve have significant impact on the market value of this security. We believe that the changing economic cycle is the reason for the decline in market value of this security and we further believe the market value will recover as this economic cycle progresses and interest rates and the Treasury yield curve returns to more normal levels and shape. We believe that the market is pricing this security at a current yield level of

Donald Walker

October 13, 2005

6.00% to 6.50% on a taxable equivalent basis, which is achieved when the two-year Treasury note is between 4.31% and 4.65%. These are levels that can reasonably be expected to be achieved in the current rising interest rate environment. We believe that the shape of the yield curve is also important to the market value of this security. A spread of 50 basis points or less between the ten-year note and the two-year note makes this security an attractive investment and will be reflected in market pricing. This spread relationship can also be reasonably expected to occur in this economic cycle.

We expect that this change in interest rates and yield curve shape will result in recovery of market value to equal or exceed our cost basis. Further we have the ability and intent to hold this security until the expected recovery occurs during the current economic cycle.

We also considered the attached analysis prepared by FTN Financial Capital Markets regarding this particular security. They concluded that this security can reasonably be expected to fully recover its market value as interest rates recover from their historic lows and the shape of the yield curve flattens to a more traditional level.

Impairment Determination Specific to FHLMC Preferred 5.70%

Federal Home Loan Mortgage Corporation - Preferred Stock

CUSIP 313400731

Par value: $50.00.

Issue date: October 30, 2001.

Dividend rate: 5.70%.

Purchase date: November 2, 2001

Purchase price: $50.00

Dividends received on this security qualify for the Dividends Received Deduction (“DRD”) for Corporate Income tax reporting.

The issue is callable in whole or in part on or after December 31, 2006.

Amortized cost December 31, 2004	$500,000
Market value December 31, 2004	499,000
Market price December 31, 2004	$49.90

Amortized cost March 31, 2005	500,000
Market value March 31, 2005	487,500
Market price March 31, 2005	47.50

Amortized cost June 30, 2005	500,000
Market value June 30, 2005	487,500
Market price June 30, 2005	47.50

Donald Walker

October 13, 2005

We determined that the unrealized loss on this security at December 31, 2004, March 31, 2005 and June 30, 2005 was not material to the financial condition of the Company.

*   *   *   *   *

In connection with these responses, and as requested by the Commission, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above information is responsive to the staff’s comments. Please direct any additional comments or questions to the undersigned at (610) 366-1800, or to our attorney, Ned Quint, at (202) 274-2007.

Sincerely,

/s/ HARRY C. BIRKHIMER
Harry C. Birkhimer
Vice President and Treasurer

cc:	Amanda Roberts, Securities and Exchange Commission
Mark W. Jaindl, President and Chief Executive Officer
Ned Quint, Esq.
Steven E. Morehart, Partner, Beard Miller Company LLP

Analysis of Interest Rate Changes	Schedule 1
FNMA Series F Preferred Stock
CUSIP 313586703

	Coupon	DRD Factor	Tax Equivalent Coupon Yield	Ten Year Treas Note	Two Year Treas Note	10yr-2yr Treasury Spread	TEY to 10 Yr Spread	Market Price	Market Yield	Tax Equiv Mkt Yld	TEMY to 10 Yr Spread
3/20/2000	6.30	1.36	8.56	6.26	6.53	(0.27)	(2.30)	$50.00	6.30	8.56	(2.30)
6/30/2000	6.30	1.36	8.56	6.10	6.48	(0.38)	(2.46)	50.25	6.26	8.52	(2.42)
9/30/2000	6.30	1.36	8.56	5.80	6.08	(0.28)	(2.76)	50.13	6.28	8.54	(2.74)
12/31/2000	6.30	1.36	8.56	5.24	5.35	(0.11)	(3.32)	50.38	6.25	8.50	(3.26)
3/31/2001	6.30	1.36	8.56	4.89	4.34	0.55	(3.67)	50.45	6.24	8.48	(3.59)
6/30/2001	6.30	1.36	8.56	5.28	4.08	1.20	(3.28)	50.00	6.30	8.56	(3.28)
9/30/2001	6.30	1.36	8.56	4.73	3.12	1.61	(3.83)	50.00	6.30	8.56	(3.83)
12/31/2001	6.30	1.36	8.56	5.09	3.11	1.98	(3.47)	49.25	6.39	8.69	(3.60)
3/31/2002	3.55	1.36	4.83	5.28	3.56	1.72	0.45	45.25	3.92	5.33	(0.05)
6/30/2002	3.55	1.36	4.83	4.93	2.99	1.94	0.10	47.00	3.78	5.14	(0.21)
9/30/2002	3.55	1.36	4.83	3.87	2.00	1.87	(0.96)	47.50	3.74	5.08	(1.21)
12/31/2002	3.55	1.36	4.83	4.03	1.84	2.19	(0.80)	47.50	3.74	5.08	(1.05)
3/31/2003	3.55	1.36	4.83	3.81	1.57	2.24	(1.02)	48.00	3.70	5.03	(1.22)
6/30/2003	3.55	1.36	4.83	3.33	1.23	2.10	(1.50)	46.50	3.82	5.19	(1.86)
9/30/2003	3.55	1.36	4.83	4.27	1.71	2.56	(0.56)	43.50	4.08	5.55	(1.28)
12/31/2003	3.55	1.36	4.83	4.27	1.91	2.36	(0.56)	42.00	4.23	5.75	(1.48)
3/31/2004	1.37	1.36	1.86	3.83	1.58	2.25	1.97	41.00	1.67	2.27	1.56
6/30/2004	1.37	1.36	1.86	4.73	2.76	1.97	2.87	39.00	1.76	2.39	2.34
9/30/2004	1.37	1.36	1.86	4.13	2.53	1.60	2.27	38.00	1.80	2.45	1.68
12/31/2004	1.37	1.36	1.86	4.23	3.01	1.22	2.37	36.14	1.90	2.58	1.65
3/31/2005	1.37	1.36	1.86	4.50	3.73	0.77	2.64	37.14	1.84	2.51	1.99
6/30/2005	1.37	1.36	1.86	4.26	4.08	0.18	2.40	36.74	1.86	2.54	1.72

Analysis of Interest Rate Changes	Schedule 2
FHLMC Series M Preferred Stock
CUSIP 313400780

	Coupon	DRD Factor	Tax Equivalent Coupon Yield	Ten Year Treas Note	Two Year Treas Note	10yr-2yr Treasury Spread	TEY to 10 Yr Spread	Market Price	Market Yield	Tax Equiv Mkt Yld	TEMY to 10 Yr Spread
3/31/2001	4.82	1.36	6.55	4.89	4.34	0.55	(1.66)	$49.85	4.83	6.57	(1.68)
6/30/2001	4.82	1.36	6.55	5.28	4.08	1.20	(1.27)	49.80	4.84	6.58	(1.30)
9/30/2001	4.82	1.36	6.55	4.73	3.12	1.61	(1.82)	50.05	4.81	6.54	(1.81)
12/31/2001	4.82	1.36	6.55	5.09	3.11	1.98	(1.46)	50.00	4.82	6.55	(1.46)
3/31/2002	4.82	1.36	6.55	5.28	3.56	1.72	(1.27)	48.00	5.02	6.82	(1.54)
6/30/2002	4.82	1.36	6.55	4.93	2.99	1.94	(1.62)	48.00	5.02	6.82	(1.89)
9/30/2002	4.82	1.36	6.55	3.87	2.00	1.87	(2.68)	47.50	5.07	6.90	(3.03)
12/31/2002	4.82	1.36	6.55	4.03	1.84	2.19	(2.52)	44.00	5.47	7.44	(3.41)
3/31/2003	1.82	1.36	2.48	3.81	1.57	2.24	1.33	43.50	2.09	2.85	0.96
6/30/2003	1.82	1.36	2.48	3.33	1.23	2.10	0.85	39.00	2.33	3.17	0.16
9/30/2003	1.82	1.36	2.48	4.27	1.71	2.56	1.79	44.50	2.04	2.78	1.49
12/31/2003	1.82	1.36	2.48	4.27	1.91	2.36	1.79	40.00	2.28	3.09	1.18
3/31/2004	1.82	1.36	2.48	3.83	1.58	2.25	1.35	41.50	2.19	2.98	0.85
6/30/2004	1.82	1.36	2.48	4.73	2.76	1.97	2.25	40.00	2.28	3.09	1.64
9/30/2004	1.82	1.36	2.48	4.13	2.53	1.60	1.65	38.00	2.39	3.26	0.87
12/31/2004	1.82	1.36	2.48	4.23	3.01	1.22	1.75	38.02	2.39	3.26	0.97
3/31/2005	3.93	1.36	5.34	4.50	3.73	0.77	(0.84)	42.53	4.62	6.28	(1.78)
6/30/2005	3.93	1.36	5.34	4.26	4.08	0.18	(1.08)	42.28	4.65	6.32	(2.06)

Analysis of Interest Rate Changes	Schedule 3
FHLMC Preferred Stock
CUSIP 313400731

	Coupon	DRD Factor	Tax Equivalent Coupon Yield	Ten Year Treas Note	Two Year Treas Note	10yr-2yr Treasury Spread	TEY to 10 Yr Spread	Market Price	Market Yield	Tax Equiv Mkt Yld	TEMY to 10 Yr Spread
12/31/2001	5.70	1.36	7.75	5.09	3.11	1.98	(2.66)	$50.55	5.64	7.67	(2.58)
3/31/2002	5.70	1.36	7.75	5.28	3.56	1.72	(2.47)	50.38	5.66	7.69	(2.41)
6/30/2002	5.70	1.36	7.75	4.93	2.99	1.94	(2.82)	50.00	5.70	7.75	(2.82)
9/30/2002	5.70	1.36	7.75	3.87	2.00	1.87	(3.88)	53.00	5.38	7.31	(3.44)
12/31/2002	5.70	1.36	7.75	4.03	1.84	2.19	(3.72)	54.50	5.23	7.11	(3.08)
3/31/2003	5.70	1.36	7.75	3.81	1.57	2.24	(3.94)	59.00	4.83	6.57	(2.76)
6/30/2003	5.70	1.36	7.75	3.33	1.23	2.10	(4.42)	51.75	5.51	7.49	(4.16)
9/30/2003	5.70	1.36	7.75	4.27	1.71	2.56	(3.48)	51.75	5.51	7.49	(3.22)
12/31/2003	5.70	1.36	7.75	4.27	1.91	2.36	(3.48)	52.50	5.43	7.38	(3.11)
3/31/2004	5.70	1.36	7.75	3.83	1.58	2.25	(3.92)	53.00	5.38	7.31	(3.48)
6/30/2004	5.70	1.36	7.75	4.73	2.76	1.97	(3.02)	48.53	5.87	7.99	(3.26)
9/30/2004	5.70	1.36	7.75	4.13	2.53	1.60	(3.62)	49.60	5.75	7.81	(3.68)
12/31/2004	5.70	1.36	7.75	4.23	3.01	1.22	(3.52)	49.90	5.71	7.77	(3.54)
3/31/2005	5.70	1.36	7.75	4.50	3.73	0.77	(3.25)	47.50	6.00	8.16	(3.66)
6/30/2005	5.70	1.36	7.75	4.26	4.08	0.18	(3.49)	47.50	6.00	8.16	(3.90)

Cusip No. 313400780

To:	Holders of Adjustable Rate Agency Preferred Stocks

From:	Steve Twersky, CPA, and Geetika Bansal

Date:	September 22, 2004

Subject:	Assessing Other-than-Temporary Impairment in Adjustable Rate Agency Preferred Stocks - Cusip No. 313400780

The portion of EITF 03-1 that relates to equity securities is set to become effective on September 30. Holders of Agency Preferred stocks will therefore need to assess whether any unrealized losses in these holdings are other-than temporary and would need to be charged against current earnings.

In this memo and the related attachments, we provide strong statistical evidence that the market price of these securities is highly correlated with the level of short-term interest rates and the shape of the yield curve. This is important because it helps support the position that the unrealized losses are not other-than temporary, and thus would not have to be charged against earnings.

The effective date of EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, as it applies to debt securities, has been extended beyond the original date of September 30. While we and others have requested that the FASB increase the scope of this delay to include Agency Preferred stocks as well, these rules currently remain set to take effect on September 30. Absent a delay, holders of Agency Preferred Stocks will need to assess on September 30th whether any unrealized losses in these holdings are other-than temporary. If this is determined to be the case, these losses would have to be charged against earnings in the 3rd quarter.

EITF 03-1 does provide guidance as to how one could conclude that a loss in an equity security is temporary. Paragraph 10 of EITF 03-1 states that both of the following tests must be met. Specifically, “an impairment should be deemed other-than-temporary unless:

a.	The investor has the ability and intent to hold an investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the cost of the investment, and

b.	Evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary.”

Holders of Adjustable Rate	Cusip No. 313400780
Agency Preferred Stocks	Page 2

It is important to note that EITF 03-1 sets a higher standard for determining that a loss is not other-than-temporary in an equity versus a debt security. In a highly rated debt security, the investor can generally simply assert they intend to hold the security until maturity, thus fully recovering their principal. With an equity security, however, one can’t rely on a maturity date for a recovery in price. Here the investor has to show evidence that the market value will recover in a reasonable period of time.

We started this process with reviewing what caused the stocks to decline in the first place - that is, interest rates.

We know from experience that the price decline in the securities is related to the sharp drop in short term interest rates. Indeed, most of the adjustable rate stocks have a dividend rate that is tied to the 2-year Treasury rate.

The decline in the index (and thus the dividend rate) has a leveraging effect because of the taxable equivalent yield calculation (TEY). The TEY is generally 1.36 times the current dividend rate. So, if the dividend drops by 100 basis points, then the taxable equivalent dividend will fall by 136 basis points. That sounds pretty tame until you consider that short-term rates dropped 400 basis points in a relatively short period. The effect was magnified on a taxable equivalent basis and the market prices suffered accordingly.

Dividend Decrease is Magnified

	Dividend	Factor	TEY	Spread
Original	6.00%	1.36	8.16%	2.16%
Reset	2.00%	1.36	2.72%	0.72%

Change	-4.00%		-5.44%

Holders of Adjustable Rate	Cusip No. 313400780
Agency Preferred Stocks	Page 3

We also know that the increase in the positive slope of the curve had a negative effect on the price of these securities. A steeper yield curve had a negative impact because the now sharply lower taxable equivalent yield on the preferred was not as competitive with other investments that were priced off a longer and therefore higher yielding spot on the yield curve. Market prices adjusted down accordingly.

The drop in short term rates and a historic steepening in the yield curve occurred at the same time that the prices dropped on the preferreds. We feel certain they are related and a back of the envelope calculation will show you that market prices declined in order to keep the taxable equivalent yield competitive with other securities in the marketplace. However, we are going under the assumption that the auditors will want something more scientific than our rough calculations and so we have employed some statistical support to buttress our position.

To make this case, we take a two step approach:

1.	Our statistical work shows a strong correlation between the market price and two variables - the short term index and curve slope. Note that we used a rolling 12 month average for the two variables in order to smooth out the bumps in the data. And also note that we grossed up the spreads using the 1.36 TEY factor discussed above.*

The correlation coefficient (R2) for a two factor regression is .83 with 1.0 representing a perfect match. The individual correlations were significant too with a .78 for the 2-yr Treasury level and .70 for curve slope.

Holders of Adjustable Rate	Cusip No. 313400780
Agency Preferred Stocks	Page 4

Statistical Highlights

	Slope Coefficient	R2	Correlation	t Stat	F Stat
Index	1.898	0.780	0.884	12.114	—
Curve Slope	-0.030	0.700	-0.837	-9.803	—
Index & Curve Slope		0.832	—	—	99.195

2.	We also show a history for the two-year Treasury Index as well as the slope of the yield curve (2’s vs 10s). The goal here is to show that “normal” yield volatility (i.e., a return to normal interest rate levels) could be expected to bring the index and the curve shape back to a level that correlates with a price close to par (or if not owned at par, your specific cost basis).

We think this methodology makes a compelling case that the losses in these holdings are only temporary (or, if we use the convoluted language of the EITF, the losses are not other-than-temporary), and would therefore not need to be charged against earnings. Additionally, the index histories clearly show a degree of volatility that could easily be expected to return the index to a level that should allow the loss to be recovered in a reasonable period of time.

While we aren’t in the business of practicing as public accountants, we do think this is important information for you and your auditors.

We welcome your comments and would be happy to discuss these findings in more detail with you or your accountants.

*	The index and treasury yields used in the regression analysis have been grossed up to a DRD taxable equivalent yield (which is the nominal level times 1.36). In this respect, a third very meaningful variable is also incorporated into the analysis, which is the varying nature of the taxable equivalent spread. As rates fall, the tax equivalent spread over the indicated dividend rate falls (and the inverse occurs as rates rise). This relationship has been a key factor in the declining market prices experienced in the adjustable issues over the last several years.

Contributors:

Jim Vogel, CFA

Mike Heflin, CPA

Walt Schmidt

The analysts who prepared the research report above certify that the views expressed in the research report accurately reflect his or her personal views about the subject securities and/or issuers and further certify that no part of his or her compensation was, is, or will be directly or indirectly related to the specific recommendations or views contained in the research report.

Although this information has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy, and it may be incomplete or condensed. This is for informational purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security. All herein listed securities are subject to availability and change in price. Past performance is not indicative of future results. Changes in any assumptions may have a material effect on projected results.

FTN Financial Group and FTN Financial Capital Markets are divisions of First Tennessee Bank National Association (FTB), FTN Financial Securities Corp (FFSC), FTN Financial Capital Assets Corporation, and FTN Midwest Research Securities Corp (MWRE) are wholly owned subsidiaries of FTB. FFSC and MWRE are members of the NASD and SIPC. Equity research is provided by MWRE. FTN Financial Group, through FTB or its affiliates, offers investment products and services.

Regression Analysis:	Price vs 2 yr CMT	Cusip No. 313400780

Dependent Variable	Price	Exhibit 1
Independent Variable	2yr CMT 12 month moving avg (TEY)

Regression Statistics
Correlation	0.884096166
R Square	0.781626031
Standard Error	1.939179153
Observations	43

ANOVA

	df	SS	MS	F	Significance F
Regression	1	551.8459639	551.8459639	146.7513156	3.95584E-15
Residual	41	154.1770472	3.760415786
Total	42	706.0230111

	Coefficients	Standard Error	t Stat	P-value	Lower 95%	Upper 95%
Intercept	37.26480992	0.725429146	51.36933098	7.6214E-39	35.79977523	38.72984461
X Variable 1	1.898130257	0.156687738	12.11409574	3.95584E-15	1.581692777	2.214567737

Correlation is a measure of how two variables move together, A Correlation value of 1 would indicate that there is a one for one movement between two variables, and a value of negative one would indicate that the two variables move exactly opposite each other. For our analysis, a correlation value of 0.88409 would indicate that a positive linear relationship exists between the two variables of the 2yr CMT 12 month moving average (TEY) level and the price of the bond.

R square is a measure of the percentage of variation in the dependent variable (the price) explained by the variation in the independent variable (the 2yr CMT 12 month moving average TEY). An R square of 0.78162 would indicate that 78% of the variation in price is explained by the variation in the 12 month moving average TEY level. A low R square generally indicates that regression model is not a good model fit for the data available.

The Anova Table uses the F-test to test the statistical significance of how well does at least one independent variable in a group of independent variables explain the variation in a dependent variable. For simple linear regression however, the F-statistic is simply the square of the t-statistic for the slope coefficient of the regression line. For our purposes then, it would be better to test the statistical significance of the slope coefficient. For this parameter, if the calculated t-statistic (12.11409 for the slope coefficient) is greater than or less than the upper or lower bounds of the confidence Interval, at a 95% significance level, it would indicate that the slope coefficient is significantly different from zero. This is intuitive given that we do have an R square of 78%.

In conclusion, based on the fact that the slope coefficient of our regression line is significantly different from 0, it can implied that the 2yr CMT 12 month moving average TEY level does impact the pricing of this DRD security. Furthermore, this regression model or equation can be used as a reliable forecasting tool due to a high R square and a small standard error.

Regression Analysis:	Price vs Curve Slope	Cusip No. 313400780

Dependent Variable	Price	Exhibit 2
Independent Variable	10 - 2 yr spread (TEY) 12 month moving avg

Regression Statistics
Correlation	-0.837224518
R Square	0.700944894
Standard Error	2.269306259
Observations	43

ANOVA

	df	SS	MS	F	Significance F
Regression	1	494.8832244	494.8832244	96.09847821	2.62269E-12
Residual	41	211.1397868	5.149750897
Total	42	706.0230111

	Coefficients	Standard Error	t Stat	P-value	Lower 95%	Upper 95%
Intercept	51.80955906	0.749764988	69.10106488	4.58929E-44	50.29537712	53.323741
X Variable 1	0.030195159	0.003080201	-9.802983128	2.62269E-12	-0.036415755	-0.023974564

Correlation is a measure of how two variables move together. A correlation value of 1 would indicate that there is a one for one movement between two variables, and a value of negative one would indicate that the two variables move exactly opposite each other. For our analysis, a correlation value of -0.83722 would indicate that a negative linear relationship exists between the two variables of the 12 month moving average 10 - 2yr TEY spread and the price of the bond.

R square is a measure of the percentage of variation in the dependent variable (the price) explained by the variation in the independent variable (12 month moving average of the 10 - 2yr spread). An R square of 0.70094 would indicate that only 70% of the variation in price is explained by the variation in the 12 month moving average 10 - 2 yr spread. A low R square generally indicates that regression model is not a good model fit for the data available.

The Anova Table uses the F-test to test the statistical significance of how well does at feast one independent variable in a group of independent variables explain the variation in a dependent variable. For simple linear regression however, the F-statistic is simply the square of the t-statistic for the slope coefficient of the regression line. For our purposes then, it would be better to test the statistical significance of the slope coefficient. For this parameter, if the calculated t-statistic (-9.80298 for the slope coefficient) is greater than or less then the upper or lower bounds of the confidence interval, at a 95% significance level, it would indicate that the slope coefficient is significantly different from zero. This is intuitive given that we do have an R square of 70%.

In conclusion, based on the fact that the slope coefficient of our regression line is significantly different from 0, it can implied that the 12 month moving spread (TEY) does impact the pricing of this DRD security. Furthermore, this regression model or equation is a good fit for our data and can be used as a reliable forecasting tool due to an R-square of 70% that is relatively high.

Regression Analysis:	Price vs 2 yr CMT and Curve Slops	Cusip No. 313400780

Dependent Variable	Price	Exhibit 3
Independent Variable	2yr CMT 12 month moving avg (TEY)
Independent Variable	10 - 2 yr spread (TEY) 12 month moving avg

Regression Statistics
R Square	0.832207747
Standard Error	1.72093864
Observations	43

ANOVA

	df	SS	MS	F	Significance F
Regression	2	587.5578191	293.7789095	99.19501399	3.12923E-16
Residual	40	118.465192	2.961629801
Total	42	706.0230111

	Coefficients	Standard Error	t Stat	P-value	Lower 95%	Upper 95%
Intercept	13.51789669	6.86882287	1.968007757	0.056026367	-0.364506602	27.40029998
Slope	0.051132934	0.014725155	3.472488532	0.00125248	0.021372296	0.080893571
Index	4.903497599	0.876578885	5.593903396	1.75808E-06	3.131866299	6.675128899

R square is a measure of the percentage of variation in the dependent variable (the price) explained by the variation in the independent variables (see above). An R square of 0.832207 would indicate that 83% of the variation in price is explained by the variation in the two independent variables. A low R square generally indicates that regression model is not a good model fit for the data available.

The Anova Table uses the F-test to test the statistical significance of how well does at least one independent variable in a group of independent variables explain the variation in a dependent variable. The interpretation of the F-test in this analysis is that there is at least one independent variable in the group of variables that explains the variation in price of the security. For multiple regression if the calculated F statistic (99.19501) is greater than the Critical F value at 3.12923E-16, then there is at least one variable in the group of independent variables that explain the variation in the price (dependent variable).

However, the individual t-statistics also play an important role in linear regression. The t-stat for the Index (5.58390) is not greater than the upper limit of the confidence interval at 95% significance level, and hence is not significant in this case. However, since our overall calculated F-statistic is greater than the critical F value as mentioned above, we can conclude there is at least one variable in this group of variables that does explain the variation is price vs the Index and the slope of the curve.

DATA SET	Exhibit 4
Cusip No. 313400780

	DRD Price History (313400780)			2 yr - 12 mo moving avg			10 yr - 12 mo moving avg			Spread TEY (10 - 2 yr)
Observations	Date	Price		Date	Px Last	TEY	Date	Px Last	TEY
1	31-Jan-01	100.000	50.00	31-Jan-01	6.12	8.32	31-Jan-01	5.90	8.03	-29
2	20-Mar-01	99.700	49.85	28-Feb-01	5.95	8.10	28-Feb-01	5.79	7.87	-23
3	20-Apr-01	100.000	50.00	31-Mar-01	5.77	7 85	31-Mar-01	5.67	7 71	-13
4	21-May-01	100.250	50.13	30-Apr-01	5.59	7.60	30-Apr-01	5.60	7.62	2
5	21-Jun-01	99.600	49.80	31-May-01	5.38	7.31	31-May-01	5.51	7.50	19
6	21-Jul-01	99.500	49.75	30-Jun-01	5.18	7.04	30-Jun-01	5.45	7.41	36
7	21-Aug-01	100.000	50.00	31-Jul-01	4.99	6.78	31-Jul-01	5.38	7.31	53
8	21-Sep-01	100.100	50.05	31-Aug-01	4.78	6.50	31-Aug-01	5.31	7.22	72
9	21-Oct-01	100.938	50.47	30-Sep-01	4.53	6.16	30-Sep-01	5.22	7.09	93
10	21-Nov-01	100.400	50.20	31-Oct-01	4.27	5.80	31-Oct-01	5.12	6.96	116
11	21-Dec-01	100.000	50.00	30-Nov-01	4.01	5.45	30-Nov-01	5.03	6.84	139
12	21-Jan-02	99.900	49.95	31-Dec-01	3.82	5.20	31-Dec-01	5.02	6.82	163
13	21-Feb-02	96.250	48.13	31-Jan-02	3.68	5.00	31-Jan-02	5.01	6.81	181
14	21-Mar-02	96.000	48.00	28-Feb-02	3.54	4.82	28-Feb-02	4.99	6.79	197
15	21-Apr-02	94.000	47.00	31-Mar-02	3.48	4.73	31-Mar-02	5.02	6.83	210
16	22-May-02	96.000	48.00	30-Apr-02	3.41	4.64	30-Apr-02	5.03	6.84	220
17	21-Jun-02	96.000	48.00	31-May-02	3.33	4.52	31-May-02	5.01	6 81	229
18	21-Jul-02	95.000	47.50	30-Jun-02	3.24	4.40	30-Jun-02	4.98	6.78	237
19	22-Aug-02	94.000	47.00	31-Jul-02	3.11	4.23	31-Jul-02	4.93	6.71	248
20	20-Sep-02	95.000	47.50	31-Aug-02	2.98	4.05	31-Aug-02	4.87	6.63	258
21	21-Oct-02	95.000	47.50	30-Sep-02	2.88	3.92	30-Sep-02	4.80	6.53	261
22	21-Nov-02	96.000	48.00	31-Oct-02	2.82	3.83	31-Oct-02	4.75	6.46	263
23	21-Dec-02	88.000	44.00	30-Nov-02	2.74	3.73	30-Nov-02	4.70	6.39	266
24	21-Jan-03	90.250	45.13	31-Dec-02	2.64	3.59	31-Dec-02	4.61	6.27	268
25	21-Feb-03	90.000	45.00	31-Jan-03	2.53	3.44	31-Jan-03	4.53	6.16	272
26	21-Mar-03	87.000	43.50	28-Feb-03	2.41	3.28	28-Feb-03	4.44	6.04	276
27	22-Apr-03	82.000	41.00	31-Mar-03	2.25	3.06	31-Mar-03	4.32	5.88	282
28	21-May-03	80.000	40.00	30-Apr-03	2.10	2.85	30-Apr-03	4.22	5.74	288
29	20-Jun-03	78.000	39.00	31-May-03	1.94	2.64	31-May-03	4.09	5.56	291
30	21-Jul-03	82.000	41.00	30-Jun-03	1.80	2.44	30-Jun-03	3.95	5.37	293
31	21-Aug-03	84.000	42.00	31-Jul-03	1.71	2.32	31-Jul-03	3.90	5.30	298
32	19-Sep-03	89.000	44.50	31-Aug-03	1.68	2.29	31-Aug-03	3.91	5.32	303
33	21-Oct-03	80.000	40.00	30-Sep-03	1.66	2.26	30-Sep-03	3.95	5.37	311
34	21-Nov-03	83.000	41.50	31-Oct-03	1.65	2.24	31-Oct-03	3.97	5.40	317
35	19-Dec-03	80.000	40.00	30-Nov-03	1.65	2.24	30-Nov-03	4.00	5.43	319
36	22-Jan-04	83.000	41.50	31-Dec-03	1.65	2.25	31-Dec-03	4.02	5.46	321
37	20-Feb-04	83.000	41.50	31-Jan-04	1.66	2.25	31-Jan-04	4.02	5.47	322
38	19-Mar-04	83.000	41.50	29-Feb-04	1.66	2.28	29-Feb-04	4.04	5.49	323
39	23-Apr-04	80.000	40.00	31-Mar-04	1.67	2.26	31-Mar-04	4.04	5.49	323
40	21-May-04	80.000	40.00	30-Apr-04	1.70	2.32	30-Apr-04	4.07	4.07	322
41	21-Jun-04	80.000	40.00	31-May-04	1.80	2.44	31-May-04	4.17	5.67	323
42	21-Jul-04	80.000	40.00	30-Jun-04	1.92	2.61	30-Jun-04	4.29	5.83	321
43	21-Aug-04	79.000	39.50	31-Jul-04	2.02	2.75	31-Jul-04	4.33	5.89	314

Exhibit 5

Cusip No. 313400780

Cusip No. 313586703

To:	Holders of Adjustable Rate Agency Preferred Stocks

From:	Steve Twersky, CPA, and Geetika Bansal

Date:	September 24, 2004

Subject:	Assessing Other-than-Temporary Impairment in Adjustable Rate Agency Preferred Stocks - Cusip No. 313586703

The portion of EITF 03-1 that relates to equity securities is set to become effective on September 30. Holders of Agency Preferred stocks will therefore need to assess whether any unrealized losses in these holdings are other-than temporary and would need to be charged against current earnings.

In this memo and the related attachments, we provide strong statistical evidence that the market price of these securities is highly correlated with the level of short-term interest rates and the shape of the yield curve. This is important because it helps support the position that the unrealized losses are not other-than temporary, and thus would not have to be charged against earnings.

The effective date of EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, as it applies to debt securities, has been extended beyond the original date of September 30. While we and others have requested that the FASB increase the scope of this delay to include Agency Preferred stocks as well, these rules currently remain set to take effect on September 30. Absent a delay, holders of Agency Preferred Stocks will need to assess on September 30th whether any unrealized losses in these holdings are other-than temporary. If this is determined to be the case, these losses would have to be charged against earnings in the 3rd quarter.

EITF 03-1 does provide guidance as to how one could conclude that a loss in an equity security is temporary. Paragraph 10 of EITF 03-1 states that both of the following tests must be met. Specifically, “an impairment should be deemed other-than-temporary unless:

a.	The investor has the ability and intent to hold an investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the cost of the investment, and

b.	Evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary.”

Holders of Adjustable Rate	Cusip No. 313586703
Agency Preferred Stocks	Page 2

It is important to note that EITF 03-1 sets a higher standard for determining that a loss is not other-than-temporary in an equity versus a debt security. In a highly rated debt security, the investor can generally simply assert they intend to hold the security until maturity, thus fully recovering their principal. With an equity security, however, one can’t rely on a maturity date for a recovery in price. Here the investor has to show evidence that the market value will recover in a reasonable period of time.

We started this process with reviewing what caused the stocks to decline in the first place - that is, interest rates.

We know from experience that the price decline in the securities is related to the sharp drop in short term interest rates. Indeed, most of the adjustable rate stocks have a dividend rate that is tied to the 2-year Treasury rate.

The decline in the index (and thus the dividend rate) has a leveraging effect because of the taxable equivalent yield calculation (TEY). The TEY is generally 1.36 times the current dividend rate. So, if the dividend drops by 100 basis points, then the taxable equivalent dividend will fall by 136 basis points. That sounds pretty came until you consider that short-term rates dropped 400 basis points in a relatively short period. The effect was magnified on a taxable equivalent basis and the market prices suffered accordingly.

Dividend Decrease is Magnified

	Dividend	Factor	TEY	Spread
Original	6.00%	1.36	8.16%	2.16%
Reset	2.00%	1.36	2.72%	0.72%

Change	-4.00%		-5.44%

Holders of Adjustable Rate	Cusip No. 313586703
Agency Preferred Stocks	Page 3

We also know that the increase in the positive slope of the curve had a negative effect on the price of these securities. A steeper yield curve had a negative impact because the now sharply lower taxable equivalent yield on the preferred was not as competitive with other investments that were priced off a longer and therefore higher yielding spot on the yield curve. Market prices adjusted down accordingly.

The drop in short term rates and a historic steepening in the yield curve occurred at the same time that the prices dropped on the preferreds. We feel certain they are related and a back of the envelope calculation will show you that market prices declined in order to keep the taxable equivalent yield competitive with other securities in the marketplace. However, we are going under the assumption that the auditors will want something more scientific than our rough calculations and so we have employed some statistical support to buttress our position.

To make this case, we take a two step approach:

1.	Our statistical work shows a strong correlation between the market price and two variables - the short term index and curve slope. Note that we used a rolling 12 month average for the two variables in order to smooth out the bumps in the data. And also note that we grossed up the spreads using the 1.36 TEY factor discussed above.*

The correlation coefficient (R2) for a two factor regression is .66 with 1.0 representing a perfect match. The individual correlations were significant too with a .65 for the 2-yr Treasury level and .64 for curve slope.

Holders of Adjustable Rate	Cusip No. 313586703
Agency Preferred Stocks	Page 4

Statistical Highlights

	Slope Coefficient	R2	Correlation	t Stat	F Stat
Index	1.318	0.654	0.809	9,623	—
Curve Slope	-0.022	0.636	-0.797	-9.245	—
Index & Curve Slope	—	0.655	—	—	45.564

2.	We also show a history for the two-year Treasury Index as well as the slope of the yield curve (2’s vs 10s). The goal here is to show that “normal” yield volatility (i.e., a return to normal interest rate levels) could be expected to bring the index, and the curve shape back to a level that correlates with a price close to par (or if not owned at par, your specific cost basis).

We think this methodology makes a compelling case that the losses in these holdings are only temporary (or, if we use the convoluted language of the EITF, the losses are not other-than-temporary), and would therefore not need to be charged against earnings. Additionally, the index histories clearly show a degree of volatility that could easily be expected to return the index to a level that should allow the loss to be recovered in a reasonable period of time.

While we aren’t in the business of practicing as public accountants, we do think this is important information for you and your auditors.

We welcome your comments and would be happy to discuss these findings in more detail with you or your accountants.

*	The index and treasury yields used in the regression analysis have been grossed up to a DRD taxable equivalent yield (which is the nominal level times 1.36). In this respect, a third very meaningful variable is also incorporated into the analysis, which is the varying nature of the taxable equivalent spread. As rates fall, the tax equivalent spread over the indicated dividend rate falls (and the inverse occurs as rates rise). This relationship has been a key factor in the declining market prices experienced in the adjustable issues over the last several years.

Contributors:

Jim Vogel, CFA

Mike Heflin, CPA

Walt Schmidt

The analysts who prepared the research report above certify that the views expressed in the research report accurately reflect his or her personal views about the subject securities and/or issuers and further certify that no part of his or her compensation was, is, or will be directly or indirectly related to the specific recommendations or views contained in the research report.

Although this information has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy, and it may be incomplete or condensed. This is for informational purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security. All herein listed securities are subject to availability and change in price. Past performance is not indicative of future results. Changes in any assumptions may have a material effect on projected results.

FTN Financial Group and FTN Financial Capital Markets are divisions of First Tennessee Bank National Association (FTB). FTN Financial Securities Corp (FFSC), FTN Financial Capital Assets Corporation, and FTN Midwest Research Securities Corp (MWRE) are wholly owned subsidiaries of FTB. FFSC and MWRE are members of the NASD and SIPC. Equity research is provided by MWRE. FTN Financial Group, through FTB or its affiliates, offers investment products and services.

Regression Analysis:	Price vs 2 yr CMT	Cusip No. 313586703

Dependent Variable	Price	Exhibit 1
Independent Variable	2yr CMT 12 month moving avg (TEY)

Regression Statistics
Correlation	0.808686442
R Square	0.653973761
Standard Error	2.275370579
Observations	51

ANOVA

	df	SS	MS	F	Significance F
Regression	1	479.4591904	479.4591904	92.60775819	7.08955E-13
Residual	49	253.6882524	5.177311273
Total	50	733.1474428

	Coefficients	Standard Error	t Stat	P-value	Lower 95%	Upper 95%
Intercept	40.24800276	0.742477952	54.20767396	2.10347E-45	38.75593836	41.74006716
X Variable 1	1.317931057	0.136952198	9.623292482	7.08955E-13	1.042715478	1.593146635

Correlation is a measure of how two variables move together. A Correlation value of 1 would indicate that there is a one for one movement between two variables, and a value of negative one would indicate that the two variables move exactly opposite each other. For our analysis, a correlation value of 0.80868 would indicate that a positive linear relationship exists between the two variables of the 2yr CMT 12 month moving average (TEY) level and the price of the bond.

R square is a measure of the percentage of variation in the dependent variable (the price) explained by the variation in the independent variable (the 2yr CMT 12 month moving average TEY). An R square of 0.65397 would indicate that 65% of the variation in price is explained by the variation in the 12 month moving average TEY level. A low R square generally indicates that regression model is not a good model fit for the data available.

The Anova Table uses the F-test to test the statistical significance of how well does at least one independent variable in a group of independent variables explain the variation in a dependent variable. For simple linear regression however, the F-statistic is simply the square of the t-statistic for the slope coefficient of the regression line. For our purposes then, it would be better to test the statistical significance of the slope coefficient. For this parameter, if the calculated t-statistic (9.62329 for the slope coefficient) is greater than or less than the upper or lower bounds of the confidence interval, at a 95% significance level, it would indicate that the slope coefficient is significantly different from zero. This is intuitive given that we have an R square of 65%.

In conclusion, based on the fact that the slope coefficient of our regression line is significantly different from 0, it can implied that the 2yr CMT 12 month moving average TEY level does impact the pricing of this DRD security.

Regression Analysis:	Price vs Curve Slope	Cusip No. 313586703

Dependent Variable	Price	Exhibit 2
Independent Variable	10-2 yr spread (TEY) 12 month moving avg

Regression Statistics
Correlation	-0.797259754
R Square	0.635623115
Standard Error	2.334925519
Observations	51

ANOVA

	df	SS	MS	F	Significance F
Regression	1	466.0054611	466.0054611	85.47614812	2.54838E-12
Residual	49	267.1419817	5.451877177
Total	50	733.1474428

	Coefficients	Standard Error	t Stat	P-value	Lower 95%	Upper 95%
Intercept	50.79546468	0.550416829	92.28544986	1.29735E-56	49.68936133	51.90156804
X Variable 1	-0.022754857	0.002461227	-9.245331153	2.54838E-12	-0.027700875	-0.01780884

Correlation is a measure of how two variables move together. A correlation value of 1 would indicate that there is a one for one movement between two variables, and a value of negative one would indicate that the two variables move exactly opposite each other. For our analysis, a correlation value of -0.79726 would indicate that a negative linear relationship exists between the two variables of the 12 month moving average 10 - 2yr TEY spread and the price of the bond.

R square is a measure of the percentage of variation in the dependent variable (the price) explained by the variation in the independent variable (12 month moving average of the 10 - 2yr spread). An R square of 0.63562 would indicate that only 64% of the variation in price is explained by the variation in the 12 month moving average 10 - 2 yr spread. A low R square generally indicates that regression model is not a good model fit for the data available.

The Anova Table uses the F-test to test the statistical significance of how well does at least one independent variable in a group of independent variables explain the variation in a dependent variable. For simple linear regression however, the F-statistic is simply the square of the t-statistic for the slope coefficient of the regression line. For our purposes then, it would be better to test the statistical significance of the slope coefficient. For this parameter, if the calculated t-statistic (-9.24533 for the slope coefficient) is greater than or less then the upper or lower bounds of the confidence interval, at a 95% significance level, it would indicate that the slope coefficient is significantly different from zero. This is intuitive given that we do have an R square of 64%.

In conclusion, based on the fact that the slope coefficient of our regression line is significantly different from 0, it can implied that the 12 month moving spread (TEY) does impact the pricing of this DRD security.

Regression Analysis:	Price vs 2 yr CMT and Curve Slope	Cusip No. 313586703

Dependent Variable	Price	Exhibit 3
Independent Variable	2yr CMT 12 month moving avg (TEY)
Independent Variable	10 - 2 yr spread (TEY) 12 month moving avg

Regression Statistics
R Square	0.6549944
Standard Error	2.29555719
Observations	51

ANOVA

	df	SS	MS	F	Significance F
Regression	2	480.2074674	240.1037337	45.56408768	8.08775E-12
Residual	48	252.9399754	5.269582822
Total	50	733.1474428

	Coefficients	Standard Error	t Stat	P-value	Lower 95%	Upper 95%
Intercept	37.1135391	8.351683778	4.443839125	5.19976E-05	20.32136328	53.90571498
Slope	0.00685824	0.018199936	0.376827913	0.707962292	-0.029735159	0.043451648
Index	1.70606219	1.039221507	1.64167329	0.107194568	-0.383431468	3.795555848

R square is a measure of the percentage of variation in the dependent variable (the price) explained by the variation in the independent variables (see above). An R square of 0.65499 would indicate that 65% of the variation in price is explained by the variation in the two independent variables. A low R square generally indicates that regression model is not a good model fit for the data available.

The Anova Table uses the F-test to test the statistical significance of how well does at least one independent variable in a group of independent variables explain the variation in a dependent variable. The interpretation of the F-test in this analysis is that there is at least one independent variable in the group of variables that explains the variation in price of the security. For multiple regression if the calculated F statistic (45.56408) is greater than the Critical F value at 8.08775E-12, then there is at least one variable in the group of independent variables that explain the variation in the price (dependent variable).

However, the individual t-statistics also play an important role in linear regression. The t-stat for the Index (1.6417) is not greater than the upper limit of the confidence interval at 95% significance level, and hence is not significant in this case. However, since our overall calculated F-statistic is greater than the critical F value as mentioned above, we can conclude there is at least one variable in this group of variables that does explain the variation is price vs the Index and the slope of the curve.

DATA SET	Exhibit 4
Cusip No. 313586703

	DRD Price History (313586703)			2 yr - 12 mo moving avg			10 yr - 12 mo moving avg			Spread TEY (10 - 2 yr)
Observations	Data	Price		Date	Px Last	TEY	Date	Px Last	TEY
1	21-May-00	100.000	50.00	31-May-00	6.09	8.29	31-May-00	6.15	8.37	8
2	22-Jun-00	100.500	50.25	30-Jun-00	6.17	8.38	30-Jun-00	6.17	8.39	1
3	21-Jul-00	100.380	50.19	31-Jul-00	6.23	8.47	31-Jul-00	6.19	8.42	-5
4	21-Aug-00	100.300	50.15	31-Aug-00	6.28	8.54	31-Aug-00	6.18	8.41	-13
5	21-Sep-00	100.250	50.13	30-Sep-00	6.31	8.58	30-Sep-00	6.17	8.39	-19
6	21-Oct-00	100.250	50.13	31-Oct-00	6.32	8.59	31-Oct-00	6.14	8.35	-24
7	21-Nov-00	100.000	50.00	30-Nov-00	6.32	8.59	30-Nov-00	6.12	8.32	-27
8	20-Dec-00	100.750	50.38	31-Dec-00	6.26	8.51	31-Dec-00	6.03	8.20	-31
9	31-Jan-01	101.750	50.88	31-Jan-01	6.12	8.32	31-Jan-01	5.90	8.03	-29
10	20-Mar-01	100.900	50.45	28-Feb-01	5.95	8.10	28-Feb-01	5.79	7.87	-23
11	20-Apr-01	101.500	50.75	31-Mar-01	5.77	7.85	31-Mar-01	5.67	7.71	-13
12	21-May-01	101.300	50.65	30-Apr-01	5.59	7.60	30-Apr-01	5.60	7.62	2
13	21-Jun-01	100.000	50.00	31-May-01	5.38	7.31	31-May-01	5.51	7.50	19
14	21-Jul-01	100.000	50.00	30-Jun-01	5.18	7.04	30-Jun-01	5.45	7.41	36
15	21-Aug-01	100.000	50.00	31-Jul-01	4.99	6.78	31-Jul-01	5.38	7.31	53
16	21-Sep-01	100.000	50.00	31-Aug-01	4.78	6.50	31-Aug-01	5.31	7.22	72
17	21-Oct-01	100.200	50.10	30-Sep-01	4.53	6.16	30-Sep-01	5.22	7.09	93
18	21-Nov-01	98.000	49.00	31-Oct-01	4.27	5.80	31-Oct-01	5.12	6.96	116
19	21-Dec-01	98.500	49.25	30-Nov-01	4.01	5.45	30-Nov-01	5.03	6.84	139
20	21-Jan-02	96.000	48.00	31-Dec-01	3.82	5.20	31-Dec-01	5.02	6.82	163
21	21-Feb-02	94.500	47.25	31-Jan-02	3.68	5.00	31-Jan-02	5.01	6.81	181
22	21-Mar-02	90.500	45.25	28-Feb-02	3.54	4.82	28-Feb-02	4.99	6.79	197
23	21-Apr-02	94.000	47.00	31-Mar-02	3.48	4.73	31-Mar-02	5.02	6.83	210
24	22-May-02	94.000	47.00	30-Apr-02	3.41	4.64	30-Apr-02	5.03	6.84	220
25	21-Jun-02	93.000	46.50	31-May-02	3.33	4.52	31-May-02	5.01	6.81	229
26	21-Jul-02	94.000	47.00	30-Jun-02	3.24	4.40	30-Jun-02	4.98	6.78	237
27	22-Aug-02	95.000	47.50	31-Jul-02	3.11	4.23	31-Jul-02	4.93	6.71	248
28	20-Sep-02	95.000	47.50	31-Aug-02	2.98	4.05	31-Aug-02	4.87	6.63	258
29	21-Oct-02	96.000	48.00	30-Sep-02	2.88	3.92	30-Sep-02	4.80	6.53	261
30	21-Nov-02	97.000	48.50	31-Oct-02	2.82	3.83	31-Oct-02	4.75	6.46	263
31	21-Dec-02	95.000	47.50	30-Nov-02	2.74	3.73	30-Nov-02	4.70	6.39	266
32	21-Jan-03	98.000	49.00	31-Dec-02	2.64	3.59	31-Dec-02	4.61	6.27	268
33	21-Feb-03	97.000	48.50	31-Jan-03	2.53	3.44	31-Jan-03	4.53	6.16	272
34	21-Mar-03	96.000	48.00	28-Feb-03	2.41	3.28	28-Feb-03	4.44	6.04	276
35	22-Apr-03	95.000	47.50	31-Mar-03	2.25	3.06	31-Mar-03	4.32	5.88	282
36	21-May-03	94.000	47.00	30-Apr-03	2.10	2.85	30-Apr-03	4.22	5.74	288
37	20-Jun-03	93.000	46.50	31-May-03	1.94	2.64	31-May-03	4.09	5.56	291
38	21-Jul-03	88.000	44.00	30-Jun-03	1.80	2.44	30-Jun-03	3.95	5.37	293
39	21-Aug-03	88.000	44.00	31-Jul-03	1.71	2.32	31-Jul-03	3.90	5.30	298
40	19-Sep-03	87.000	43.50	31-Aug-03	1.68	2.29	31-Aug-03	3.91	5.32	303
41	21-Oct-03	83.000	41.50	30-Sep-03	1.66	2.26	30-Sep-03	3.95	5.37	311
42	21-Nov-03	83.000	41.50	31-Oct-03	1.65	2.24	31-Oct-03	3.97	5.40	317
43	19-Dec-03	84.000	42.00	30-Nov-03	1.65	2.24	30-Nov-03	4.00	5.43	319
44	22-Jan-04	84.000	42.00	31-Dec-03	1.65	2.25	31-Dec-03	4.02	5.46	321
45	20-Feb-04	84.000	42.00	31-Jan-04	1.66	2.25	31-Jan-04	4.02	5.47	322
46	19-Mar-04	82.000	41.00	29-Feb-04	1.66	2.26	29-Feb-04	4.04	5.49	323
47	23-Apr-04	80.000	40.00	31-Mar-04	1.67	2.26	31-Mar-04	4.04	5.49	323
48	21-May-04	79.000	39.50	30-Apr-04	1.70	2.32	30-Apr-04	4.07	5.54	322
49	21-Jun-04	78.000	39.00	31-May-04	1.80	2.44	31-May-04	4.17	5.67	323
50	21-Jul-04	76.000	38.00	30-Jun-04	1.92	2.61	30-Jun-04	4.29	5.83	321
51	21-Aug-04	76.000	38.00	31-Jul-04	2.02	2.75	31-Jul-04	4.33	5.89	314

Source: Price History for DRD from FTN Financial Market Inquiry on Intranet, Index data from Bloomberg download

Exhibit 5

Cusip No. 313586703